Exhibit 99.1
ITURAN TO PRESENT AT THE LD MICRO INVITATIONAL XV

Presenting to investors on Thursday, April 10, 2025 at 9am ET

AZOUR, Israel – April 1, 2025 – Ituran Location and Control Ltd. (Nasdaq: ITRN), a global leader in vehicle telematics, announced today that it will be participating at the 15th Annual LD Micro Invitational investor conference taking place in New York on April 9th and 10th, 2025. The event is expected to feature leading small-cap companies presenting in half-hour increments, as well as private one-on-one meetings.

Mr. Ariad Sommer, CEO of Ituran USA, will be presenting to investors on Thursday, April 10 between 9:00-9:25am in Track 1.

Interested parties are invited to register to watch the presentation virtually through a link on Ituran’s website. In addition, management will also be available for one-on-one meetings with investors throughout that day at the conference.

To schedule a meeting with management, please contact an LD Micro representative or email a request to the Ituran investor relations team at ituran@ekgir.com.

About Ituran

Ituran is a leader in the mobility technology field, providing value-added location-based services, including a full suite of services for the connected-car. Ituran offers Stolen Vehicle Recovery, fleet management as well as mobile asset location, management & control services for vehicles, cargo and personal security for the retail, insurance industry and car manufacturers. Ituran is the largest OEM telematics provider in Latin America. Its products and applications are used by customers in over 20 countries. Ituran is also the founder of the Tel-Aviv based DRIVE startup incubator to promote the development of smart mobility technology.

Ituran's subscriber base has been growing significantly since the Company's inception to over 2.4 million subscribers using its location-based services with a market leading position in Israel and Latin America. Established in 1995, Ituran has approximately 3,000 employees worldwide, with offices in Israel, Brazil, Argentina, Mexico, Ecuador, Columbia, India, Canada and the United States.

For more information, please visit Ituran’s website, at: www.ituran.com

About LD Micro

LD Micro, a wholly owned subsidiary of Freedom US Markets, was founded in 2006 with the sole purpose of being an independent resource in the micro-cap space. Through the LD Micro Index and annual investor conferences, LD has served as an invaluable asset to all those interested in discovering the next generation of great companies. For more information on LD Micro, visit www.ldmicro.com.

To present or register, please contact: registration@ldmicro.com .

Company Contact	International Investor Relations
Udi Mizrahi udi_m@ituran.com Deputy CEO and VP Finance, Ituran (Israel) +972 3 557 1348	Ehud Helft ituran@ekgir.com EK Global Investor Relations (US) +1 212 378 8040